UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 215TH MEETING OF THE BOARD OF

DIRECTORS HELD ON DECEMBER 19, 2012

1.  DATE, TIME AND PLACE: On the 19th (nineteenth) day of the month of December 2012, at 10 a.m., at the head offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company’s Bylaws.

3.  ATTENDANCE: All current members of the Board of Directors (“Board”) and the members of the Board of Executive Officers. As called for in Paragraph 7 of Article 17 of the Bylaws, Messrs. Ivan de Souza Monteiro and Claudio Palaia sent in their votes in writing.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely express their thoughts and dissents, and will be kept on file at the Company’s headquarters and its publication, in summary form, approved, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be tabulated pursuant to items 5.1 and 7.1 of the Shareholders Agreement, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, which is on file with the Company.

After examination of the subjects on the Agenda, the following matters were discussed and the following resolutions taken by unanimous vote and without any restrictions:

(i)        Cognizance taken of management highlights and the material facts of the month, reported by the CEO;

(ii)       Approved  the minutes of the 214th meeting of the Board held on November 28 of the present year;

(iii)      Approved, in accordance with item “b” of Article 17 of the Bylaws, the updating of CPFL Energia’s Corporate Governance Guidelines, regarding their application to its Controlled and Affiliated Companies. Furthermore, it was registered that as of the upcoming month of January the members of the Board of Directors’ Advisory Committees shall no longer receive compensation;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(iv)      Approved, as called for in the provisions of Article 4 of CVM Instruction No. 371/2002 and CVM Decision No. 599/2009, and pursuant to Board of Executive Officers Resolution No. 2012051, the Technical Feasibility Study used as the basis of the recognition of the supplementing of tax credits remaining the total balance of credits of R$ 175,389,000.00 (one hundred seventy-five million, three hundred eighty-nine thousand reais). Furthermore it was registered that the tax credits shall be recognized in the Financial Statements as of December 31, 2012, and that the Technical Feasibility Study will be submitted to the Fiscal Council for examination;

(v)       Recommended to the representatives of the Company on the management bodies of its subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Rio Grande Energia S.A. (“RGE”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”) and Companhia Jaguari de Energia (“CPFL Jaguari”) to vote in favor of approval of the contracting of companies to supply electric-mechanical meters - Board of Executive Officers Resolution No. 2012050; and

(vi)      Approved, pursuant to Articles 124 and 131 of Law 6,404/76 and item “d” of Article 17 of the Bylaws, the calling of an Extraordinary General Shareholders Meeting for the election of a member of the Board of Directors, as called for in item 4.3 of the Listing Rules of the Novo Mercado and in paragraph 1 of Article 15 of the Company’s Bylaws.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Board Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Helena Kerr do Amaral and Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 3, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.